Exhibit 21.1

Subsidiaries of Registrant

The Company or the registrant has eleven wholly-owned subsidiaries, eight of which are corporations organized under the laws of the State of New Hampshire: Unitil Energy Systems, Inc., Northern Utilities, Inc., Granite State Gas Transmission, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc., Unitil Service Corp., and Unitil Water Corp. The ninth subsidiary, Fitchburg Gas and Electric Light Company, is organized under the laws of the Commonwealth of Massachusetts. On January 31, 2025, the Company acquired the tenth subsidiary, Bangor Natural Gas Company, and on October 31, 2025, the Company acquired the eleventh subsidiary, Maine Natural Gas Corporation, both of which are organized under the laws of the State of Maine.